Boston
Biomedica,
Inc.

                                  NEWS RELEASE
                             BOSTON BIOMEDICA, INC.

For Immediate Release

Contact: Richard T. Schumacher                      Catherine Curtis
         President and CEO                          Director, Investor Relations
         Boston Biomedica, Inc.                     Source Scientific, Inc.
         (508) 580-1900                             (714) 898-9001

Boston Biomedica, Inc. To Acquire Source Scientific, Inc.

West Bridgewater, MA, February 6, 1997 -- Boston Biomedica, Inc. (NASDAQ: BBII) announced today that it has signed a non-binding Letter of Intent to acquire all of the assets, business, and selected liabilities of Source Scientific, Inc. (OTCBB:SSFE) for $2.1 million in cash. The proposed acquisition is subject to standard conditions, including Source Scientific, Inc. shareholder approval. Following the anticipated closing in April, Source will operate as a wholly-owned subsidiary of Boston Biomedica, Inc. Operations will continue in California under current management.

Source Scientific, Inc. is a developer and manufacturer of a broad line of clinical instrumentation and biomedical devices for the worldwide in vitro diagnostic industry (IVD). In addition, they are an important provider of contract services for product development, engineering and manufacturing. Source also operates service centers at its headquarters in Garden Grove, California and in Giessen, Germany. Source Scientific currently serves many of the same customers as Boston Biomedica.

"Source has a well-earned reputation for providing quality instruments to our common customer base; they are also ISO9001 certified and operate under the FDA's GMP guidelines," said Richard T. Schumacher, President and CEO of Boston Biomedica. "The addition of the Source product line will enable us to provide an even higher level of service to our existing IVD customers, and will expand this important revenue base."

"We are pleased with the opportunity to become a Boston Biomedica Company," said Richard A. Sullivan, President and CEO of Source. "With two previous acquisitions they have proven that their management team can combine the capabilities of separate but synergistic operations into one cohesive working unit. Source has the instrumentation experience to support BBI's product line growth in infectious disease detection, molecular probe and OEM markets. They have an exciting future through our complementary product lines, our industry experience and our talented staff of programmers and engineers. They have future needs in software and instrumentation; we have the capabilities to fulfill those needs.

BBI      375 West Street  W. Bridgewater, MA  02379
Tel. (508) 580-1900  Fax (508) 580-2202

Boston Biomedica, Inc.
News Release
February 6, 1997
Page 2 of 2

During the current financial year, Source's ability to quickly respond to market opportunities has been severely hampered due to significant working capital constraints. "Our strong cash position will allow us to positively impact their new product development and their ability to increase sales," said Kevin W. Quinlan, Chief Financial Officer of Boston Biomedica. The two companies will begin to integrate operations immediately through joint selling efforts and software development. An immediate infusion of capital from Boston Biomedica in the form of a senior secured note of $500,000 will fund working capital, product development and other operational needs for Source Scientific.

Boston Biomedica is a worldwide manufacturer and provider of proprietary quality control products for use with IVD test kits for the detection, analysis and monitoring of infectious diseases, including AIDS, Hepatitis and Lyme Disease. These products are used by clinical and research laboratories, blood banks, IVD manufacturers and regulatory agencies to help ensure the accuracy of infectious disease test results. The Company also manufactures IVD test kit components and provides specialty laboratory testing services.

This release may include forward-looking statements that may or may not materialize. Additional information or factors which could potentially affect the Company's financial results may be found in the Company's filings with the Securities and Exchange Commission.